January 19, 2017

H. Roger Schwall, Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Atlantic Acquisition II, Inc.

Registration Statement on Form S-1

File No. 333-221490

RE: Request for Accelerated Effectiveness of Registration

Dear Mr. Schwall;

Atlantic Acquisition II, Inc., hereby requests that its registration statement on Form S-1, File No. 333-221490 be granted accelerated effectiveness under Rule 461 of the Securities Act of 1933. We request that the registration be made effective on January 23, 2018, at 4 p.m. EST, as assumed or thereafter as practical.

The Company hereby acknowledges that:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Robert Bubeck

Robert Bubeck, President and Principal

Executive Officer

Atlantic Acquisition II, Inc.